September 4, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Bradley Ecker

Re:	Gilat Satellite Networks Ltd. Registration Statement on Form F-3 Filed August 28, 2025 Registration No. 333-289911

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 8, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Gilat Satellite Networks Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Steven J. Glusband of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8605, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours, Gilat Satellite Networks Ltd. By: /s/ Doron Kerbel Doron Kerbel General Counsel and Corporate Secretary

cc:   Steven J. Glusband
Guy Ben-Ami
Tuvia J. Geffen